Exhibit 99.1

  Nexxen Reports Second Quarter 2024 Financial Results

Generated record Q2 Contribution ex-TAC, programmatic revenue and CTV revenue

Achieved 27% year-over-year Adjusted EBITDA growth in Q2 2024 while expanding Adjusted EBITDA
Margin as a percentage of Contribution ex-TAC to 32% from 26% in Q2 2023

Reaffirming full year 2024 Contribution ex-TAC and Adjusted EBITDA guidance

Launched $50 million Ordinary Share repurchase program and fully repaid the Company’s outstanding long-term debt in Q2 2024

NEW YORK, August 22, 2024 -- Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announced today its financial results for the three and six months ended June 30, 2024.

Q2 2024 Financial Highlights

•	Record Q2 Contribution ex-TAC of $83.1 million, up 4% year-over-year
•	Record Q2 programmatic revenue of $78.6 million, up 3% year-over-year
•	Record Q2 CTV revenue of $28.2 million, up 14% year-over-year
•	CTV revenue reflected 36% of programmatic revenue, up from 32% in Q2 2023
•	Programmatic revenue reflected 89% of revenue, compared to 91% in Q2 2023
•
Adjusted EBITDA of $26.8 million, up 27% year-over-year, representing a 32% Adjusted EBITDA Margin on a Contribution ex-TAC basis (30% on a revenue basis), compared to 26% (25% on a revenue basis) in Q2 2023

•	Video revenue reflected 74% of programmatic revenue, up from 71% in Q2 2023
•	$151.9 million net cash as of June 30, 2024, alongside $90 million undrawn on the Company’s revolving credit facility
•	Completed $20 million Ordinary Share repurchase program and launched new $50 million Ordinary Share repurchase program
•	Fully repaid the Company’s outstanding $100 million long-term debt

H1 2024 Financial Highlights

•	Record H1 Contribution ex-TAC of $152.8 million, up 4% year-over-year
•	Record H1 programmatic revenue of $144.2 million, up 4% year-over-year
•	Record H1 CTV revenue of $47.0 million, up 2% year-over-year
•	CTV revenue reflected 33% of programmatic revenue in H1 2024 and H1 2023
•	Programmatic revenue reflected 88% of revenue, compared to 89% in H1 2023
•
Adjusted EBITDA of $38.7 million, up 29% year-over-year, representing a 25% Adjusted EBITDA Margin on a Contribution ex-TAC basis (24% on a revenue basis), compared to 20% (19% on a revenue basis) in H1 2023

•	Video revenue reflected 70% of programmatic revenue, compared to 73% in H1 2023

“In the second quarter we generated record Q2 Contribution ex-TAC, programmatic revenue and CTV revenue while increasing Adjusted EBITDA by 27% year-over-year, benefitting from increased momentum post-rebrand, better sales execution, scaling CTV partnerships and improved market conditions,” said Ofer Druker, Chief Executive Officer of Nexxen. “Following the completed integration of Amobee, we’ve excitingly returned to our product innovation roots, launching Nexxen Data Platform, which has already been adopted by several important partners and unlocked new data licensing and commerce media opportunities. Our platform’s differentiated products are enabling customers to maximize reach, returns and efficiency, while also generating growing multi-solution partnership traction with industry leaders. We are confident in our positioning to accelerate growth and long-term market share gains and are pleased to reaffirm our full year guidance.”

Financial Guidance

o	Nexxen reaffirms its previous financial guidance for the full year 2024:

•	Full year 2024 Contribution ex-TAC in a range of approximately $340 - $345 million
•	Full year 2024 Adjusted EBITDA of approximately $100 million
•	Full year 2024 programmatic revenue to reflect approximately 90% of full year 2024 revenue

o
Management anticipates increased Contribution ex-TAC, programmatic revenue and Adjusted EBITDA, as well as Adjusted EBITDA Margin expansion in H2 2024 vs. H1 2024 and H2 2023, driven by enhanced sales execution and recently launched partnerships scaling.

o
Management remains confident the Company will achieve CTV revenue growth for full year 2024 vs. full year 2023, with acceleration anticipated in H2 2024 vs. H1 2024 and H2 2023, driven by a broader customer shift into its premium suite of CTV solutions, and increasing CTV revenue related to its partnership with Alphonso and LG Electronics.

o	Management believes the Nexxen Data Platform launch positions the Company to achieve data licensing revenue growth in full year 2024 vs. full year 2023, with further acceleration expected in 2025.
o
Management believes the Company’s robust suite of technology and data offerings reflect a core advantage and differentiator for Nexxen. To expand upon its advantage, and further enhance its capabilities, management has begun accelerating Nexxen’s investment in product innovation, and expanded the Company’s generative AI and machine learning utilization. Management expects generative AI to reflect an important product investment focus in 2025.

Operational Highlights

•
Launched Nexxen Data Platform and unified identity graph, enabling clients to securely and directly onboard first-party customer data and enrich it through Nexxen’s robust and differentiated data sources and applications, driving enhanced audience targeting and maximized reach for optimized returns, while unlocking new data licensing and commerce media partnership opportunities.

•
Stagwell adopted Nexxen as its data partner following the Company’s Nexxen Data Platform and unified identity graph launch. The partnership is expected to improve Stagwell’s clients’ results and drive increased revenue opportunities for both companies over time.

•	Selected as the first-to-market audience extension data platform partner for United Airlines’ commerce media network, Kinective Media.

•	Increased data licensing revenue opportunities and industry recognition through strategic automatic content recognition (“ACR”) data partnership with The Trade Desk.

•
Enhanced Nexxen’s ability to capitalize on the 2024 U.S. election cycle through the release of new data-driven solutions built for political advertisers to maximize audience reach and gain deeper insights into campaign impacts.

•
Added 86 new actively-spending first-time advertiser customers in Q2 2024 across technology, finance, political, and other verticals, including 16 new enterprise self-service advertiser customers, and two new independent agencies leveraging the Company’s self-service software solutions.

•	Onboarded 78 new supply partners, including 74 in the U.S. across several verticals and formats including CTV, mobile app and gaming, display, and online video in Q2 2024.

Share Repurchase Program Updates

o
Nexxen (and its subsidiaries) repurchased 2,465,819 Ordinary shares during Q2 2024 at an average price of 233.95 pence, reflecting a total investment of £5.8 million, or $7.3 million, through a combination of its now completed $20 million Ordinary Share repurchase program and recently launched $50 million Ordinary Share repurchase program.

o
The Company launched a $50 million Ordinary Share repurchase program on May 7, 2024, which will continue until the earlier of November 1, 2024, and the date the program is completed. The program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law.

o
From March 1, 2022 through June 30, 2024, the Company (and its subsidiaries) repurchased 28,325,815 Ordinary shares, or 18.3% of shares outstanding, reflecting an investment of £96.1 million or $118.9 million.

o
Nexxen’s Board of Directors intends to evaluate the potential for implementing an additional share repurchase program upon completion of the current program, subject to then current market conditions and necessary approvals.

Changes to Board of Directors

o
Nexxen announces that Non-Executive Director, Rebekah Brooks, and Executive Director, Sagi Niri, both Directors since 2020, are stepping down from the Company’s Board of Directors (“Board”) effective August 22, 2024, thereby reducing the size of the Board from eleven members to nine members. Mr. Niri will continue to serve as Nexxen’s Chief Financial Officer.

o
The Sustainability, Nominating and Governance Committee of the Board (the “Committee”) has determined that the smaller nine-member Board, consisting of two Executive Directors and seven Non-Executive Directors, will be more flexible and efficient to support the ongoing needs of the business, and that the reduced Board size and composition is in line with Board composition practices of similar sized companies traded on the Nasdaq and AIM.

o
The Committee further determined that Mr. Niri stepping down from the Board (but remaining Chief Financial Officer) is in line with best practices of Nasdaq-listed companies similar to Nexxen, where the Chief Financial Officer does not serve as a Director.

Financial Highlights for the Three and Six Months Ended June 30, 2024 ($ in millions, except per share amounts)

	Three months ended June 30			Six months ended June 30
	2024	2023	%	2024	2023	%
IFRS Highlights
Revenue	88.6	84.2	5%	163.0	156.0	5%
Programmatic Revenue	78.6	76.3	3%	144.2	138.8	4%
Operating profit (loss)	6.4	(8.0)	180%	(0.2)	(23.2)	99%

Net income (loss) margin on a gross profit basis	5%	(10%)		(4%)	(23%)

Total comprehensive income (loss)	2.9	(3.6)	181%	(4.4)	(20.9)	79%
Diluted earnings (loss) per share	0.02	(0.04)	152%	(0.03)	(0.16)	83%

Non-IFRS Highlights
Contribution ex-TAC	83.1	80.2	4%	152.8	147.1	4%

Adjusted EBITDA	26.8	21.0	27%	38.7	29.9	29%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	32%	26%		25%	20%

Non-IFRS net income	12.6	9.3	35%	13.8	4.3	217%
Non-IFRS diluted earnings per share	0.09	0.06	37%	0.10	0.03	221%

Second Quarter 2024 Financial Results Webcast and Conference Call Details

•	When: August 22, 2024, at 6:00 AM PT / 9:00 AM ET / 2:00 PM BST
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Toll-Free Dial-In Number: (646) 968-2525
o	Conference ID: 2988284

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for H2 and full year 2024 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings; Nexxen’s positioning for accelerated growth and continued future growth in both the U.S. and international markets in 2024 and beyond; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts including increased demand for data rich platforms; the Company’s expectations with respect to CTV revenue growth and data licensing revenue growth; the potential negative impact of ongoing macroeconomic headwinds and uncertainty that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2024 and beyond; the Company’s plans with respect to its cash reserves; its continued focus in 2024 on expanding its base of end-to-end customers, growing data licensing revenue and expanding its streaming, TV, and agency partnerships to drive growth and increased profitability; the anticipated benefits from the Company’s strategic partnership with Stagwell; as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah, and Iran, and how those conditions may adversely impact Nexxen’s business, customers, and the markets in which Nexxen competes; changes in industry trends; the risk that Nexxen will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income, and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, foreign currency translation for subsidiary sold reclassified to profit and loss, financial expenses, net, tax expenses (benefit), depreciation and amortization, stock-based compensation expenses, restructuring, and other expenses. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

o
Non-IFRS Income and Non-IFRS Earnings per Share:  We define non-IFRS earnings per share as non-IFRS income divided by non-IFRS weighted-average shares outstanding. Non-IFRS income is equal to net income (loss) excluding stock-based compensation expenses, restructuring, other expenses, and amortization of acquired intangible assets, and also considers the tax effects of Non-IFRS adjustments. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended June 30			Six months ended June 30
	2024	2023	%	2024	2023	%
($ in thousands)
Total comprehensive income (loss)	2,924	(3,616)	181%	(4,362)	(20,905)	79%
Foreign currency translation differences for foreign operation	(8)	(759)		404	(1,379)
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	(1,234)		-	(1,234)
Tax expenses (benefit)	2,350	(4,601)		2,125	(1,140)
Financial expenses, net	1,091	2,254		1,636	1,496
Depreciation and amortization	15,504	19,933		31,297	36,922
Stock-based compensation expenses	3,444	6,495		6,078	13,569
Restructuring	-	796		-	796
Other expenses	1,488	1,765		1,488	1,765
Adjusted EBITDA	26,793	21,033	27%	38,666	29,890	29%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended June 30			Six months ended June 30
	2024	2023	%	2024	2023	%
($ in thousands)
Revenue	88,577	84,246	5%	163,009	155,983	5%
Cost of revenue (exclusive of depreciation and amortization)	(15,557)	(14,604)		(30,095)	(30,701)
Depreciation and amortization attributable to Cost of Revenue	(11,449)	(12,489)		(23,215)	(24,416)
Gross profit (IFRS)	61,571	57,153	8%	109,699	100,866	9%
Depreciation and amortization attributable to Cost of Revenue	11,449	12,489		23,215	24,416
Cost of revenue (exclusive of depreciation and amortization)	15,557	14,604		30,095	30,701
Performance media cost	(5,449)	(3,994)		(10,199)	(8,875)
Contribution ex-TAC (Non-IFRS)	83,128	80,252	4%	152,810	147,108	4%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended June 30			Six months ended June 30
	2024	2023	%	2024	2023	%
($ in thousands)
Net Income (loss)	2,916	(5,609)	152%	(3,958)	(23,518)	83%
Amortization of acquired intangibles	7,042	10,214		14,099	17,857
Restructuring	-	796		-	796
Stock-based compensation expenses	3,444	6,495		6,078	13,569
Other expenses	1,488	1,765		1,488	1,765
Tax effect of Non-IFRS adjustments (1)	(2,306)	(4,312)		(3,951)	(6,132)
Non-IFRS Income	12,584	9,349	35%	13,756	4,337	217%

Weighted average shares outstanding—diluted (in millions) (2)	142.1	144.9		143.3	145.0

Non-IFRS diluted Earnings Per Share (in USD)	0.09	0.06	37%	0.10	0.03	221%

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings (loss) per share

Auditor's Review Report to the Shareholders of Nexxen International Ltd.

Introduction

We have reviewed the accompanying financial information of Nexxen International Ltd. and its subsidiaries (hereinafter - “the Company”) comprising the condensed consolidated interim statement of financial position as of June 30, 2024, the related condensed consolidated interim statements of  operation and other comprehensive income for the six and three month periods then ended and the related condensed consolidated interim statements of changes in equity and cash flows for the six-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements (Israel) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

Somekh Chaikin
Member Firm of KPMG International

August 21, 2024

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30	December 31
	2024	2023
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	151,860	234,308
Trade receivables, net	189,143	201,973
Other receivables	6,445	8,293
Current tax assets	7,031	7,010

TOTAL CURRENT ASSETS	354,479	451,584

Fixed assets, net	16,830	21,401
Right-of-use assets	28,455	31,900
Intangible assets, net	349,142	362,000
Deferred tax assets	18,170	12,393
Investment in shares	25,000	25,000
Other long-term assets	739	525

TOTAL NON-CURRENT ASSETS	438,336	453,219

TOTAL ASSETS	792,815	904,803

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	12,988	12,106
Trade payables	181,195	183,296
Other payables	36,390	29,098
Current tax liabilities	11,389	4,937

TOTAL CURRENT LIABILITIES	241,962	229,437

Employee benefits	208	237
Long-term lease liabilities	21,473	24,955
Long-term debt	-	99,072
Other long-term liabilities	5,952	6,800
Deferred tax liabilities	591	754

TOTAL NON-CURRENT LIABILITIES	28,224	131,818

TOTAL LIABILITIES	270,186	361,255

SHAREHOLDERS’ EQUITY:
Share capital	397	417
Share premium	394,026	410,563
Other comprehensive loss	(2,845)	(2,441)
Retained earnings	131,051	135,009

TOTAL SHAREHOLDERS’ EQUITY	522,629	543,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	792,815	904,803

Chairman of the Board of Directors	Chief Executive Officer	Chief Finance Officer

Date of approval of the financial statements: August 21, 2024
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER
COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the six months ended June 30		For the three months ended June 30
	2024	2023	2024	2023
	USD thousands		USD thousands

Revenue	163,009	155,983	88,577	84,246

Cost of revenue (Exclusive of depreciation and amortization shown separately below)	30,095	30,701	15,557	14,604

Research and development expenses	24,912	27,076	12,531	13,829
Selling and marketing expenses	56,714	55,976	29,580	27,402
General and administrative expenses	18,700	26,705	7,560	14,669
Depreciation and amortization	31,297	36,922	15,504	19,933
Other expenses, net	1,488	1,765	1,488	1,765

Total operating costs	133,111	148,444	66,663	77,598

Operating profit (loss)	(197)	(23,162)	6,357	(7,956)

Financing income	(4,268)	(4,331)	(1,843)	(1,404)
Financing expenses	5,904	5,827	2,934	3,658

Financing expenses, net	1,636	1,496	1,091	2,254

Profit (loss) before taxes on income	(1,833)	(24,658)	5,266	(10,210)

Tax benefit (expenses)	(2,125)	1,140	(2,350)	4,601

Profit (loss) for the period	(3,958)	(23,518)	2,916	(5,609)

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	(404)	1,379	8	759
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	1,234	-	1,234

Total other comprehensive income (loss) for the period	(404)	2,613	8	1,993

Total comprehensive income (loss) for the period	(4,362)	(20,905)	2,924	(3,616)

Earnings per share
Basic earnings (loss) per share (in USD)	(0.03)	(0.16)	0.02	(0.04)
Diluted earnings (loss) per share (in USD)	(0.03)	(0.16)	0.02	(0.04)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Share capital	Share premium	Other comprehensive loss	Retained earnings	Total
	USD thousands

For the six months ended
June 30, 2024
Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total comprehensive loss for the period
Loss for the period	-	-	-	(3,958)	(3,958)
Other comprehensive loss:
Foreign currency translation	-	-	(404)	-	(404)

Total comprehensive loss for the period	-	-	(404)	(3,958)	(4,362)

Transactions with owners, recognized directly in equity
Own shares acquired	(24)	(23,352)	-	-	(23,376)
Share based compensation	-	6,196	-	-	6,196
Exercise of share options	4	619	-	-	623

Balance as of June 30, 2024	397	394,026	(2,845)	131,051	522,629

For the six months ended
June 30, 2023
Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total comprehensive income (loss) for the period
Loss for the period	-	-	-	(23,518)	(23,518)
Other comprehensive income:
Foreign currency translation	-	-	1,379	-	1,379
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	-	1,234	-	1,234

Total comprehensive income (loss) for the period	-	-	2,613	(23,518)	(20,905)

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(8,741)	-	-	(8,748)
Share based compensation	-	13,632	-	-	13,632
Exercise of share options	4	229	-	-	233

Balance as of June 30, 2023	410	405,627	(3,188)	132,978	535,827

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2024	2023
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(3,958)	(23,518)
Adjustments for:
Depreciation and amortization	31,297	36,922
Net financing expense	1,442	1,324
Gain on leases modification	(4)	(164)
Remeasurement of net investment in a finance lease	1,488	-
Share-based compensation and restricted shares	6,078	13,569
Loss on sale of business unit	-	1,765
Tax expenses (benefit)	2,125	(1,140)

Change in trade and other receivables	13,740	54,399
Change in trade and other payables	9,136	(71,846)
Change in employee benefits	(26)	14
Income taxes received	462	159
Income taxes paid	(1,858)	(6,273)
Interest received	3,540	3,845
Interest paid	(4,793)	(5,046)

Net cash provided by operating activities	58,669	4,010

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	226	890
Payments on finance lease receivable	885	559
Acquisition of fixed assets	(3,323)	(2,099)
Repayment of debt investment	51	-
Acquisition and capitalization of intangible assets	(7,456)	(7,560)

Net cash used in investing activities	(9,617)	(8,210)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(23,023)	(8,952)
Proceeds from exercise of share options	623	233
Leases repayment	(7,453)	(8,525)
Repayment of long-term debt	(100,000)	-
Net cash used in financing activities	(129,853)	(17,244)

Net decrease in cash and cash equivalents	(80,801)	(21,444)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	234,308	217,500

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(1,647)	(1,010)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	151,860	195,046

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1:	GENERAL

a.	Reporting entity:

Nexxen International Ltd. (the “Company” or “Nexxen International”), formerly known as Tremor International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs"), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Nexxen International is a global Company offering a unified data-driven end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) in real-time and at scale. Nexxen International’s technology stack is comprised of a Demand Side Platform (“DSP”), Supply-Side Platform (“SSP”), Ad Server, and Data Management Platform (“DMP”), empowering customers on both the buy- and sell-sides of the ecosystem to leverage a full suite of data-driven planning and technology solutions to achieve greater efficiency, effectiveness, and outcomes in their advertising efforts. The Company’s DSP solution is delivered through wholly owned subsidiary Nexxen Inc. (formerly known as Amobee Inc. and which also includes Tremor Video Inc.’s activity that was transferred to Nexxen Inc. in 2023) and is designed to assist customers in a self-managed or full-service capacity to plan and execute digital marketing campaigns in real-time across various ad formats. The Company’s SSP solution (delivered through Nexxen Group LLC, formerly known as Unruly Group, LLC) is designed to monetize digital inventory for publishers by enabling their content to have the necessary code and requirements for programmatic advertising integration, and provides access to significant amounts of data and unique demand to drive more effective inventory management and revenue optimization. The Company’s “DMP” integrates both its DSP and SSP solutions, enabling advertisers and publishers to use data from various sources, including web, social media, Connected TV and linear TV, and mobile devices, to optimize results of their advertising campaigns. Following the acquisition of Nexxen Inc., the Company gained a Linear TV Planning feature, enabling sellers at national broadcasters to generate linear TV plans during and after upfronts. Nexxen International Ltd. is headquartered in Israel and maintains offices throughout the U.S., Canada, EMEA and Asia-Pacific.

Material events during the reporting period:

Company’s name change

On January 2, 2024, the Company’s name was officially changed to Nexxen International Ltd. and, in connection with the change, its stock ticker on both the NASDAQ and London Stock Exchange changed from “TRMR” to “NEXN”, as was mentioned in Note 1 to the financial statement as of December 31, 2023.

Strategic partnership agreement with Alphonso Inc. and LG Electronics

On February 28, 2024, the Company signed a three-year strategic partnership with Alphonso Inc. and LG Electronics, Inc. (LGE) following the disputes and the litigation, as detailed in Note 22 to the financial statements as of December 31, 2023. Per the agreement, Nexxen will provide advertisers transacting programmatically through Nexxen’s platform gained access to a portion of LG’s premium CTV inventory. Nexxen is also providing Alphonso the rights to utilize the Company’s discovery and segmentation tools.

Repayment of loan

On April 9, 2024, the Company repaid its outstanding long term debt, entered into on September 12, 2022. The repayment totaled approximately $100 million. No early termination penalties were incurred. Following the repayment, a $90 million Revolving Credit Facility remains available, with $0 drawn as of June 30,2024.

b.       Definitions:

In these financial statements –

The Company	-	Nexxen International Ltd.

The Group	-	Nexxen International Ltd. and its subsidiaries.

Subsidiaries	-	Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Nexxen Group LLC, Nexxen Holding Ltd, Nexxen Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:      BASIS OF PREPARATION

a.	Statement of compliance:

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2023 (hereinafter – “the annual financial statements”).

The condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 21, 2024.

b.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

NOTE 3:       SIGNIFICANT ACCOUNTING POLICIES

a.
The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements, there was no change in accounting policies or any new relevant standards during the reporting period.

b.	Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants.

As a result of applying the Amendment, there was no material effect on the Company’s financial statements.

c.	New standards, amendments to standards and interpretations not yet adopted:

IFRS 18 ‘Presentation and Disclosure in Financial Statements’

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Company is evaluating the potential impact from the adoption of this standard.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Company is yet to evaluate the impact of the amendment.

NOTE 4:      LEASES

Material lease agreements entered into during the reporting period

During the six months ended June 30, 2024, the Company renewed a lease agreement for the office in Israel with contractual original lease periods of 3 years. Accordingly, on lease modification date, the Company increased in the statement of financial position the lease liability to the amount of USD 1,904 thousand that is measured at the present value of the outstanding lease payments at that time, and concurrently increased a right-of-use.

In May 2024, one of the Company’s subtenants in the U.S. decided not to extend its sublease agreement, which was reasonably certain to be exercised at the lease commencement date, and was initially classified as a financing lease. As a result, the Company remeasured its net investment in financing lease receivable and recorded a loss of USD 1,488 thousand in other expenses.

NOTE 5:      SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2024	2023
	Number of shares

Balance as of January 1	146,162,009	144,477,962
Own shares acquired by the Group	(8,691,663)	(2,505,851)
Share based compensation exercised to shares	1,278,624	1,343,642

Issued and paid-in share capital as of June 30	138,748,970	143,315,753

Authorized share capital	500,000,000	500,000,000

1)	Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

2)	Own shares acquisition:

On December 18, 2023, the Company has received approval from the Israeli court for its motion to buy back an additional USD 20 million of its ordinary shares from time-to-time through June 18, 2024.

By April 25, 2024, the Company completed its $20 million Ordinary Share repurchase program, out of which 7,420,291 ordinary shares in aggregate amount of USD 19.4 million were repurchased in 2024 and financed by existing cash resources.

On May 7, 2024, the Company launched a new USD 50 million Ordinary Share repurchase program. The repurchase program began on May 7, 2024, and will continue until the earlier of November 1, 2024, or until it will be completed. From May 7, 2024, until June 30, 2024, the Company repurchased 1,271,372 ordinary shares in aggregate amount of USD 3.9 million.

NOTE 6:	EARNINGS PER SHARE

Basic earnings per share:

The calculation of basic earnings per share for the six and three months ended June 30, 2024, and 2023, was based on the profit (loss) for the periods divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit (loss) for the period:

	Six months ended June 30
	2024	2023
	USD thousands

Loss for the period	(3,958)	(23,518)

	Three months ended June 30
	2024	2023
	USD thousands

Profit (loss) for the period	2,916	(5,609)

Weighted average number of ordinary shares:

	Six months ended June 30
	2024	2023
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	141,004,699	142,990,666

Basic loss per share (in USD)	(0.03)	(0.16)

	Three months ended June 30
	2024	2023
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	139,128,136	142,612,533

Basic earnings (loss) per share (in USD)	0.02	(0.04)

Diluted earnings per share:

The calculation of diluted earnings per share for the six and three months ended June 30, 2024, and 2023, was based on profit (loss) for the period divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares:

	Six months ended June 30
	2024	2023
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	141,004,699	142,990,666

Weighted average number of ordinary shares used to calculate diluted earnings per share	141,004,699	142,990,666

Diluted loss per share (in USD)	(0.03)	(0.16)

	Three months ended June 30
	2024	2023
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	139,128,136	142,612,533
Effect of share options issued	2,994,970	-

Weighted average number of ordinary shares used to calculate diluted earnings per share	142,123,106	142,612,533

Diluted earnings (loss) per share (in USD)	0.02	(0.04)

For the six and three months ended June 30, 2024, 9,033 thousand and 6,038 thousand share options, RSUs and PSUs (In 2023 10,066 thousand) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

NOTE 7:      SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	All options are to be settled by physical delivery of ordinary shares or ADSs.
•	Vesting conditions are based on a service period of between 0.5-4 years.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2024	2023	2024	2023
	(Thousands)		(USD)

Outstanding of January 1	3,705	4,772
Forfeited	(276)	(507)	8.27	6.17
Exercised	(305)	(346)	2.02	2.02

Outstanding of June 30	3,124	3,919
Exercisable of June 30	1,879	1,559

c.	Information on measurement of fair value of share-based compensation plans:

The fair value of employees’ share based compensation is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate.

The total expense recognized in the six months period ended June 30, 2024, and 2023, with respect to the options granted to employees, amounted to approximately USD 566 thousand and USD 1,486 thousand, respectively.

The total expense recognized in the three months period ended June 30, 2024, and 2023, with respect to the options granted to employees, amounted to approximately USD 312 thousand and USD 755 thousand, respectively.

d.	Restricted Share Units (RSU):

The number of restricted share units is as follows:

	Number of RSUs		Weighted-Average Grant Date Fair Value
	2024	2023	2024	2023
	(Thousands)

Outstanding at January 1	2,092	5,288	7.601	8.277
Forfeited	(29)	(119)	4.548	7.273
Exercised	(960)	(990)	8.990	9.002
Granted	3,804	-	2.431	-

Outstanding at June 30	4,907	4,179	3.345	8.135

The total expense recognized in the six months period ended June 30, 2024, and 2023, with respect to the RSUs granted to employees, amounted to approximately USD 4,075 thousand and USD 8,429 thousand, respectively.

The total expense recognized in the three months period ended June 30, 2024, and 2023, with respect to the RSUs granted to employees, amounted to approximately USD 2,425 thousand and USD 3,938 thousand, respectively.

e.	Performance Stock Units (PSU):

The number of performance stock units is as follows:
	Number of PSUs		Weighted-Average Grant Date Fair Value
	2024	2023	2024	2023
	(Thousands)

Outstanding of January 1	952	1,992	8.238	8.937
Forfeited	-	(16)	-	7.541
Exercised	(14)	(8)	2.160	9.349
Granted	64	-	2.380	-

Outstanding of June 30	1,002	1,968	7.947	8.948

The vesting of the PSUs is subject to continued employment and compliance with the performance criteria determined by the Company’s Compensation Committee and the Company’s Board of Directors.

The total expense recognized in the six months ended June 30, 2024, and 2023, with respect to the PSUs granted to employees, amounted to approximately USD 1,437 thousand and USD 3,654 thousand, respectively.

The total expense recognized in the three months ended June 30, 2024, and 2023, with respect to the PSUs granted to employees, amounted to approximately USD 707 thousand and USD 1,802 thousand, respectively.

                      f.          Share based expense recognized in the statements of operation and other comprehensive income is as follows:

	Six months ended June 30
	2024	2023
	USD thousands

Research and development	1,478	2,478
Selling and marketing	1,909	2,603
General and administrative	2,691	8,488

	6,078	13,569

	Three months ended June 30
	2024	2023
	USD thousands

Research and development	891	1,205
Selling and marketing	1,383	1,399
General and administrative	1,170	3,891

	3,444	6,495

NOTE 8:      REVENUES

	Six months ended June 30
	2024	2023
	USD thousands

Programmatic	144,191	138,838
Performance	18,818	17,145

	163,009	155,983

	Three months ended June 30
	2024	2023
	USD thousands

Programmatic	78,621	76,318
Performance	9,956	7,928

	88,577	84,246

NOTE 9:	OPERATING SEGMENTS

The Company has a single reportable segment as a provider of marketplace for digital marketing services.

Geographical information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Six months ended June 30
	2024	2023
	USD thousands

America *	151,087	144,988
APAC	5,819	4,219
EMEA	6,103	6,776

Total	163,009	155,983

	Three months ended June 30
	2024	2023
	USD thousands

America *	81,984	79,562
APAC	2,969	1,288
EMEA	3,624	3,396

Total	88,577	84,246

* Mainly in the U.S.